 September 25, 2002

U.S. Securities and Exchange Commission
450 fifth Street N.W.
Washington D.C. 20549

               RE: SEC File No. 333-68644
                     VILLAGE AT OAKWOOD, L.L.C.
                     Series 2001-I Bonds

ATT: Mr Kevin W. Vaughn:

This offering is being withdrawn and closed with no sales. Village at Oakwood, LLC. has made no offers or sales.

Please address any questions or comments to me at MMR, Inc., Drawer A, Nevada, MO 64772-0930, and by fax to 417-549-6102 or by e-mail at jmartin@mmr1.com.

Sincerely,

/s/Jerry Martin

Jerry Martin

Enc.